SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                MAX INTERNET COMMUNICATIONS, INC.
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                        (Name of Issuer)

                 Common Stock, par value $0.0001
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                 (Title of Class of Securities)

                           928957 10 9
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                         (CUSIP Number)

                     J. David Washburn, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
                      Dallas, Texas  75201
                          214.761.2100
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 18, 2000
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              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:  928957 10 9        Amendment No. 2 to Schedule 13D
=================================================================


(1)  Name of Reporting Persons             Jasper Resources, Ltd.

     I.R.S. Identification
     Nos. of Above Person (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                       N/A

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization  British Virgin Islands

     Number of Shares         (7)Sole Voting            2,800,000
                                 Power
        Beneficially
                              (8)Shared Voting                  0
      Owned by Each              Power

     Reporting Person         (9)Sole Dispositive       2,800,000
                                 Power
           with:
                             (10)Shared Dispositive             0
                                 Power

(11) Aggregate Amount Beneficially Owned                2,800,000
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        15.8%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

=================================================================


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

                 AMENDMENT NO. 2 TO SCHEDULE 13D
                 -------------------------------
                  Filed Pursuant to Rule 13d-2

                     INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the common stock, par value $.0001 per share (the "Common Stock") of Max Internet Communications, Inc. (the "Issuer") filed by Jasper Resources, Ltd. (the "Reporting Person") filed originally on April 13, 1999 and subsequently amended on May 14, 1999 is hereby further amended and supplemented by this Amendment No. 2 as set forth herein.

ITEM 1.   Security and Issuer.
          -------------------

     NOT AMENDED.


ITEM 2.   Identity and Background.
          -----------------------

     NOT AMENDED.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     NOT AMENDED.

ITEM 4.   Purpose of Transaction.
          ----------------------

     The response to Item 4 is hereby amended to add the following:

               On July 18, 2000, the Reporting Person disposed of an aggregate of 3,000,000 shares of Common Stock of the Issuer in two separate privately negotiated transactions at a price of $3.00 per share for an aggregate sales price of $9,000,000. See Item 5(c) to this Amendment No. 2 for further information concerning the Reporting Person's sales transactions.

ITEM 5.   Interests in Securities of the Issuer.
          -------------------------------------

     The response to Item 5 is hereby amended and restated, in its entirety, to read as follows:

          (a) As of the filing hereof, the Reporting Person is the beneficial owner of 2,800,000 shares of Common Stock constituting approximately 15.8% of the outstanding Common Stock of the Issuer (based on 17,734,242 shares of Common Stock outstanding at June 1, 2000 pursuant to the Issuer's Registration Statement on Form S-3 (Registration Statement No. 333-31392) declared effective by the U.S. Securities and Exchange Commission as of
               July 12, 2000 (the "Registration Statement")).


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

          (b) The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

          (c) As of July 18, 2000, the Reporting person sold an aggregate of 3,000,000 shares of the Issuer's Common Stock in two separately negotiated private transactions raising aggregate gross proceeds to the Reporting Person of $9,000,000. Both of these transactions were registered with the U.S. Securities and Exchange Commission pursuant to the Registration Statement declared effective July 12, 2000.

               Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

          (d)  NOT AMENDED.

          (e)  NOT AMENDED.

ITEM 6.   Contracts, Arrangements, or Understandings or
          ---------------------------------------------
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

          NOT AMENDED.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          NOT AMENDED.



                    [Signature Page Follows]


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


     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

Date:  July 19, 2000

                              JASPER RESOURCES, LTD.


                              By:     /s/ BRAHIL SANTOS
                                 ----------------------------
                                   Brahil Santos, Director



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (See 18 U.S.C.  1001).





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